FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the period ended June 30, 2005

Commission File Number: 001-12033

Nymox Pharmaceutical Corporation

9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F ___

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ___

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____      No    X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________

CORPORATE PROFILE

Nymox Pharmaceutical Corporation is a biopharmaceutical company with three unique proprietary products on the market, and a significant R&D pipeline of drug products in development. Nymox developed and is currently offering its AlzheimAlert™ test, a nationally certified clinical reference laboratory urinary test that is the world’s only accurate, non-invasive aid in the diagnosis of Alzheimer’s disease. The AlzheimAlert™ test is certified with a CE Mark, making the device eligible for sale in the European Union. Nymox also developed and markets NicAlert™ and TobacAlert™; tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the U.S. Food and Drug Administration (FDA). TobacAlert™ is the first test of its kind to accurately measure second hand smoke exposure in individuals. The Company’s TobacAlert™ product is presently available in CVS/pharmacy® stores across the U.S.. Nymox has signed a distribution deal in Italy for AlzheimAlert™ with Alifax S.p.A.. The Company has also signed a distribution agreement for AlzheimAlert™ in the Czech Republic with KlinLab, Ltd..

Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia. NX-1207 has shown statistically significant positive results in Phase 1 and 2 clinical trials in the U.S. NX-1207 is currently in late Phase 2 human testing in the US. Nymox also has several other drug candidates and diagnostic technologies in development. Nymox has U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease. The Company is developing new antibacterial agents for the treatment of urinary tract and other bacterial infections in humans and for the treatment of E. coli O157:H7 contamination in meat and other food and drink products. Nymox also is developing drug treatments aimed at the causes of Alzheimer’s disease, including several programs targeted at spherons, at cell death, and also at neural thread protein.

MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its financial statements for the quarter ended June 30, 2005.

On June 8, Nymox announced new longer term follow-up results from Phase 1-2 testing of NX-1207, the Company’s investigational new drug for benign prostatic hyperplasia (BPH). The trial data indicated that at 18-23 months’ follow-up, there was symptomatic improvement and no safety issues in individuals treated with NX-1207. Patients in the trial of NX-1207 who were available for follow-up were administered AUA Symptom Score evaluations after periods of 18-23 months post treatment. The mean AUA score in patients treated with NX-1207 showed a 9.3 point improvement compared to controls. This reached statistical significance and exceeded results from the Phase 1-2 30 day study of NX-1207 reported by Nymox earlier in 2004. In the latter study there was a 6.9 point improvement in AUA score. Subjects followed up after one year also showed a statistically significant improvement of 8.8 points compared to controls. The AUA BPH symptom score measurement includes data on 1) sensations of incomplete emptying of the bladder; 2) need to urinate frequently; 3) stopping and starting during urination; 4) urgent need to urinate; 5) weakness of urinary stream; 6) need to push or strain during urination; and 7) urination during sleep (nocturia). There were no significant adverse side effects from NX-1207 in these trials.

On April 27, Nymox announced that its TobacAlert™ product received a positive independent assessment in the New York Daily News “Guinea Pig” column. TobacAlert™ is the Company’s innovative product for measuring second hand smoke exposure. The Daily News Guinea Pig column provides regular reports on products for health and fitness based on test conducted personally by the columnist. In the Daily News Guinea Pig column, titled “Fuming about secondhand smoke? Try this”, the reporter put TobacAlert™ to the test, testing it first after no exposure to secondhand smoke then after just 10 minutes of exposure to the secondhand smoke from the smokers gathered in the entranceway outside the Daily News building. TobacAlert™ passed the test, correctly indicated no exposure in the first case and a low level of exposure in the second.

On April 5, Nymox announced that its tobacco exposure testing technology has proven to be a valuable aid for counseling expectant mothers about the risks posed by tobacco use and exposure to themselves and their unborn children. Under the direction of the Medical Director, Dr. Terrence McGaw MD, and Tamara Baumann APN RNC, the Washoe Pregnancy Center in Reno Nevada has successfully been using Nymox’s NicAlert™ product as a teaching tool and counseling aid in order to show expectant mothers the level of their tobacco use and exposure. According to Dr. McGaw, “NicAlert™ allows me to focus on the result of the test as an entrée into a short discussion about the patient’s use of tobacco, ability to avoid exposure to tobacco or continued success at avoiding all tobacco products”. “The NicAlert™ strips are a wonderful teaching tool for our nurses,” said Tamara Baumann. “It helps them to understand the absorption of second hand smoke as well as for the moms who smoke to understand how much cotinine is in their body system. Once they see the result and receive counseling on the effects of nicotine on their fetus it helps them to cut down and eventually stop smoking.”

On May 18, Nymox announced the signing of an agreement with InnerLink, Inc. to promote the marketing, use and sales of TobacAlert™ and NicAlert™. Under the terms of the new agreement, InnerLink will work with Nymox to position Nymox’s tobacco exposure tests and to develop new marketing programs and sales channels for the product line. The Company and InnerLink plan to promote the use of TobacAlert™ in programs for schools, hospitals, and employers to enable them to cut smoking, reduce second hand smoke exposure, improve respiratory health and so reduce health care costs and potential liability. Based in Lancaster, PA, InnerLink, Inc. is an innovative developer of health and safety solutions for schools, communities and health care professionals. Its team of health care, public safety, education and policy professionals develops curriculum and professional development services that enable schools to meet academic standards while achieving behavioral changes in students’ attitudes toward health and safety. For more information on InnerLink, visit www.innerlinkit.com.

On April 14, Nymox announced that it has entered into a marketing and distribution agreement with KlinLab Ltd., the premier Czech clinical laboratory company, for the marketing and sales of Nymox’s AlzheimAlert™ product. Nymox’s AlzheimAlert™ provides physicians with a valuable tool for the diagnosis of Alzheimer’s disease by measuring levels of a biomarker for Alzheimer’s disease in patient urine samples. KlinLab Ltd. offers a complete spectrum of clinical services along with extensive outpatient services to a large network of hospitals and clinics throughout the Czech Republic.

On April 15, Nymox announced that the Company’s AlzheimAlert™ product was featured in a cover story in the Clinical Laboratory News, the official publication of the American Association for Clinical Chemistry (AACC). The story by Kay Downer, “Searching for a Diagnostic Tool for Alzheimer’s Disease,” highlighted the need for a diagnostic test for Alzheimer’s disease and reviewed some of the ongoing efforts to develop such tests. AACC is an international scientific/medical society of clinical laboratory professionals, physicians, research scientists and other individuals involved with clinical chemistry and other clinical laboratory science-related disciplines. The AACC was founded in 1948. The Company’s NTP (AlzheimAlert™) test is approved under CLIA regulations for sale in the U.S. from a central laboratory. It is also approved as a kit in all the countries of the European Union. The Company is still trying to gain FDA clearance for the kit version of the NTP test. On July 15, 2005, an FDA advisory panel voted 5-2 against approval of the kit, citing the need for further studies, such as long term follow-up and autopsy confirmation. The Company anticipates working further to meet these ends.

On May 11, Nymox announced that further evidence that statin drugs may help in the fight against Alzheimer’s disease had been provided by a prospective double blind study of Alzheimer’s disease patients published in the May issue of the Archives of Neurology (May, 2005; 62:753-7). Researchers led by Dr. Larry Sparks at the Sun Health Research Institute in Arizona found evidence that a daily dose of atorvastatin (Lipitor®) could help slow the progressive deterioration of mental function and behavior usually found in mild to moderate Alzheimer’s disease patients. According to the authors, this encouraging evidence provided a proof of concept for much larger studies which are currently ongoing. On May 17, Nymox announced that according to a large study of 8,574 patients published in Neurology (May, 2005; 64:1531-8), taking a statin drug reduces the risk of all types of dementia, including Alzheimer’s disease, by 44%. Statins are widely prescribed cholesterol-lowering drugs. In the study of persons aged 65 or more living in three cities in France, researchers compared the prevalence of dementia among those individuals who took a statin drug to lower their cholesterol against those who did not. Overall, the prevalence of dementia was 44% lower for those individuals taking a statin to lower cholesterol. Most of the dementia cases observed were Alzheimer’s disease (65.1%).

We wish to thank our over 4,000 shareholders for their valued strong support. The Nymox team has confidence in the Company’s drugs, medical products, projects and technologies, and we welcome the important challenges ahead.

/s/ Paul Averback, MD
Paul Averback MD
President

August 15, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS
(in US dollars)

The following discussion should be read in conjunction with the consolidated financial statements of the Company.

Overview

The business activities of the Company since inception have been devoted principally to research and development. Accordingly, the Company has had limited revenues from sales and has not been profitable to date. We refer to the Corporate Profile for a discussion of the Company’s research and development projects and its product pipeline. We refer to the Risk Factors section of our 20F filed on EDGAR for a discussion of the management and investment issues that affect the Company and our industry.

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission (“SEC”) released “Cautionary Advice Regarding Disclosure About Critical Accounting Policies”. According to the SEC release, accounting policies are among the “most critical” if they are, in management’s view, most important to the portrayal of the company’s financial condition and most demanding on their calls for judgment.

Our accounting policies are described in the notes to our annual audited consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Company has generally derived its revenue from product sales, research contracts, license fees and interest. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Company. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis. Deferred revenue presented in the balance sheet represents amounts billed to and received from customers in advance of revenue recognition.

The Company currently markets AlzheimAlert™ as a service provided by our CLIA certified reference laboratory in New Jersey. Physicians send urine samples taken from their patients to our laboratory where the AlzheimAlert™ test is performed. The results are then reported back to the physicians. We recognize the revenues when the test has been performed. The Company sometimes enters into bulk sales of its diagnostic services to customers under which it has a future obligation to perform related testing services at its laboratory. Although the Company receives non-refundable upfront payments under these agreements, revenue is recognized in the period that the Company fulfils its obligation or over the term of the arrangement. For research contracts and licensing revenues, the Company usually enters into an agreement specifying the terms and obligations of the parties. Revenues from these sources are only recognized when there are no longer any obligations to be performed by the Company under the terms of the agreement.

Valuation of Capital Assets

The Company reviews the unamortized balance of property and equipment, intellectual property rights and patents on an annual basis and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:

•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	Significant negative industry or economic trends.

Valuation of Future Income Tax Assets

Management judgement is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $11.1 million as of December 31, 2004, due to uncertainties related to our ability to utilize some of our future tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of its products and technologies.

Results of Operations

Six Months Ended June 30	2005	2004	2003
Total Revenues	$218,314	$141,254	$108,870
Net Loss	$(1,804,976)	$(2,106,322)	$(2,051,379)
Loss per share (basic & diluted)	$(0.07)	$(0.09)	$(0.09)
Total Assets	$3,682,888	$3,991,754	$3,741,645

Quarterly Results	Q2 - 2005	Q1 - 2005	Q4 - 2004	Q3 - 2004
Total Revenues	$116,820	$101,931	$78,369	$102,326
Net Loss	$(847,299)	$(957,677)	$(944,272)	$(695,031)
Loss per share (basic & diluted)	$(0.03)	$(0.04)	$(0.04)	$(0.03)
	Q2 - 2004	Q1 - 2004	Q4 - 2003	Q3 - 2003
Total Revenues	$82,999	$58,255	$31,991	$58,416
Net Loss	$(1,142,540)	$(963,782)	$(1,465,157)	$(847,163)
Loss per share (basic & diluted)	$(0.05)	$(0.04)	$(0.06)	$(0.04)

Results of Operations – Q2 2005 compared to Q2 2004

Net losses were $847,299, or $0.03 per share, for the three months and $1,804,976, or $0.07 per share for the six months ended June 30, 2005, compared to $1,142,540, or $0.05 per share, for the three months and $2,106,322, or $0.09 per share, for the six months ended June 30, 2004. The weighted average number of common shares outstanding for the six months ended June 30, 2005 was 25,720,971 compared to 24,657,980 for the same period in 2004.

Revenues

Revenues from sales amounted to $116,820 for the three months and $218,314 for the six months ended June 30, 2005, compared with $82,999 for the three months and $141,254 for the six months ended June 30, 2004 due to an increase in the sales of NicAlert/TobacAlert (63%). The Company expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

Research and Development

Research and development expenditures were $959,299 for the six months ended June 30, 2005, compared with $1,150,272 for the six months ended June 30, 2004 due to a decrease in R&D expenditures on diagnostics. For the first six months of 2005, research tax credits amounted to $2,175 compared to $4,988 in 2004 because of a decrease in expenditures eligible for tax credits. The Company expects that research and development expenditures will decrease as product candidates finish development and clinical trials.

Marketing Expenses

Marketing expenditures remained relatively constant at $124,634 for the six months ended June 30, 2005, compared with $120,355 for the six months ended June 30, 2004. The Company expects that marketing expenditures will increase if and when new products are launched on the market.

Administrative Expenses

General and administrative expenses amounted to $611,300 for the six months ended June 30, 2005, compared with $666,732 for the six months ended June 30, 2004, due to lower legal fees. The Company expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Foreign Exchange

The Company incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 70% of 2005 expenses (75% in 2004) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Company’s results in 2005 or 2004.

Inflation

The Company does not believe that inflation has had a significant impact on its results of operations.

Long-Term Commitments

Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $18,500 per month.

Contractual Obligations	Total	Current	1-3 years	4-5 years
Rent	$1,138,039	$222,007	$666,021	$243,008
Operating Leases	$ 48,151	$ 17,871	$ 35,257	$ 2,026
Total Contractual Obligations	$1,186,190	$239,878	$701,278	$245,034

Results of Operations – Q2 2004 compared to Q2 2003

Net losses were $1,142,540, or $0.05 per share, for the three months and $2,106,322, or $0.09 per share for the six months ended June 30, 2004, compared to $1,122,889, or $0.05 per share, for the three months and $2,051,379, or $0.09 per share, for the six months ended June 30, 2003. The weighted average number of common shares outstanding for the six months ended June 30, 2004 was 24,657,980 compared to 23,363,511 for the same period in 2003.

Revenues

Revenues from sales amounted to $82,999 for the three months and $141,254 for the six months ended June 30, 2004, compared with $75,326 for the three months and $108,870 for the six months ended June 30, 2003 due to an increase in the sales of NicAlert/TobacAlert (198%). The Company expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

Research and Development

Research and development expenditures were $1,150,272 for the six months ended June 30, 2004, compared with $1,164,018 for the six months ended June 30, 2003 due to a decrease in R&D expenditures on diagnostics. For the first six months of 2004, research tax credits amounted to $4,988 compared to $33,019 in 2003 because of a decrease in expenditures eligible for tax credits. The Company expects that research and development expenditures will decrease as product candidates finish development and clinical trials.

Marketing Expenses

Marketing expenditures were $120,355 for the six months ended June 30, 2004, compared with $80,881 for the six months ended June 30, 2003. Increased marketing of our products accounts for the rise in expenditures. The Company expects that marketing expenditures will increase if and when new products are launched on the market.

Administrative Expenses

General and administrative expenses amounted to $666,732 for the six months ended June 30, 2004, compared with $674,678 for the six months ended June 30, 2003, due to lower professional fees. The Company expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Financial Position

Liquidity and Capital Resources

As of June 30, 2005, cash totaled $154,159 and receivables including tax credits totaled $66,113. In October 2004, the Corporation signed a new common stock private purchase agreement, whereby an investor is committed to purchase up to $13 million of the Corporation’s common shares over a twenty-four month period commencing October 6, 2004. As at June 30, 2005, nine drawings were made under this purchase agreement, for total proceeds of $2,340,000. On October 25, 2004, 95,238 common shares were issued at a price of $2.10 per share. On December 14, 2004, 148,699 common shares were issued at a price of $2.69 per share. On December 22, 2004, 78,616 common shares were issued at a price of $3.18 per share. On February 7, 2005, 82,474 common shares were issued at a price of $2.91 per share. On February 22, 2005, 50,676 common shares were issued at a price of $2.96 per share. On March 17, 2005, 51,136 common shares were issued at a price of $2.64 per share. On April 25, 2005, 127,119 common shares were issued at a price of $2.36 per share. On May 24, 2005, 109,489 common shares were issued at a price of $2.74 per share. On June 9, 2005, 95,339 common shares were issued at a price of $2.36 per share. On June 17, 2005, 58,333 common shares were issued at a price of $2.40 per share. The Company can draw down a further $10,660,000 over the remaining 15 months under the agreement. The Company intends to access financing under this agreement when appropriate to fund its research and development. The Company believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Company’s cash requirements for the next twelve months.

This message contains certain “forward-looking statements” as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and the actual results and future events could differ materially from management’s current expectations. Such factors are detailed from time to time in Nymox’s filings with the Securities and Exchange Commission and other regulatory authorities.

Consolidated Financial Statements of (Unaudited)

NYMOX PHARMACEUTICAL CORPORATION

Periods ended June 30, 2005, 2004 and 2003

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements
(Unaudited)

Periods ended June 30, 2005, 2004 and 2003

Financial Statements

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements
(Unaudited)

June 30, 2005, with comparative figures as at December 31, 2004
(in US dollars)

	June 30, 2005	December 31, 2004
		(Audited)
Assets

Current assets:
Cash	$154,159	$529,642
Accounts receivable	54,580	51,417
Research tax credits receivable	11,533	42,377
Inventories	34,866	31,499
Prepaid expenses and deposits	35,993	44,139

	291,131	699,074

Long-term receivables	70,000	70,000

Property and equipment	22,812	25,348

Patents and intellectual property	3,298,945	3,271,599

	$3,682,888	$4,066,021

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$1,397,945	$1,274,447
Accrued liabilities	133,655	150,652
Notes payable	500,000	600,000
Deferred revenue	28,535	28,535

	2,060,135	2,053,634

Non-controlling interest	800,000	800,000

Shareholders' equity:
Share capital (note 2)	38,043,350	36,553,350
Warrants and options	42,822	55,384
Additional paid-in capital	575,593	554,921
Deficit	(37,839,012)	(35,951,268)

	822,753	1,212,387
Commitments and contingency (note 6)
Subsequent events (note 7)

	$3,682,888	$4,066,021

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations
(Unaudited)

Periods ended June 30, 2005, 2004 and 2003 (in US dollars)

	Three months ended June 30,			Six months ended June 30,
	2005	2004	2003	2005	2004	2003
Revenue:
Sales	$116,820	$82,999	$75,326	$218,314	$141,254	$108,870
Interest	247	--	372	684	--	855

	117,067	82,999	75,698	218,998	141,254	109,725

Expenses:
Research and
development	459,889	624,269	635,455	959,299	1,150,272	1,164,018
Less investment tax
credits	(1,125)	--	(29,461)	(2,175)	(4,988)	(33,019)

	458,764	624,269	605,994	957,124	1,145,284	1,130,999
General and
administrative	276,217	379,160	411,425	611,300	666,732	674,678
Marketing	58,498	58,576	33,124	124,634	120,355	80,881
Cost of sales	53,688	49,272	42,013	99,587	88,410	65,087
Depreciation and
amortization	106,059	103,932	99,470	208,530	206,520	197,156
Interest and bank
charges	11,140	10,330	6,561	22,799	20,275	12,303

	964,366	1,225,539	1,198,587	2,023,974	2,247,576	2,161,104

Net loss	$(847,299)	$(1,142,540)	$(1,122,889)	$(1,804,976)	$(2,106,322)	$(2,051,379)

Loss per share (basic
and diluted) (note 3)	$(0.03)	$(0.05)	$(0.05)	$(0.07)	$(0.09)	$(0.09)

Weighted average
number of common
shares outstanding:
Basic	25,752,053	24,763,587	23,524,888	25,720,971	24,657,980	23,363,511
Plus impact of stock options
and warrants	35,962	156,338	112,267	42,916	262,599	152,598

Diluted	25,788,015	24,919,925	23,637,155	25,763,887	24,920,579	23,516,109

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit
(Unaudited)

Periods ended June 30, 2005, 2004 and 2003 (in US dollars)

	Three months ended June 30,			Six months ended June 30,
	2005	2004	2003	2005	2004	2003
Deficit, beginning of
period:
As previously reported	$(36,936,213)	$(33,027,501)	$(27,877,436)	$(35,951,268)	$(31,326,826)	$(26,742,308)
Adjustment to reflect
change in accounting
for amortization of
patents (note 1 (b) (ii))	--	--	--	--	(119,714)	(129,125)

Sub-total	(36,936,213)	(33,027,501)	(27,877,436)	(35,951,268)	(31,446,540)	(26,871,433)

Adjustment to reflect
change in accounting
policy for employee
stock options
(note 1 (b) (i))	--	--	--	--	(548,164)	--

Deficit restated	(36,936,213)	(33,027,501)	(27,877,436)	(35,951,268)	(31,994,704)	(26,871,433)

Net loss	(847,299)	(1,142,540)	(1,122,889)	(1,804,976)	(2,106,322)	(2,051,379)

Share issue costs	(55,500)	(34,509)	(28,756)	(82,768)	(103,524)	(106,269)

Deficit, end of period	$(37,839,012)	$(34,204,550)	$(29,029,081)	$(37,839,012)	$(34,204,550)	$(29,029,081)

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows
(Unaudited)

Periods ended June 30, 2005, 2004 and 2003 (in US dollars)

	Three months ended June 30,			Six months ended June 30,
	2005	2004	2003	2005	2004	2003
Cash flows from operating
activities:
Net loss	$(847,299)	$(1,142,540)	$(1,122,889)	$(1,804,976)	$(2,106,322)	$(2,051,379)
Adjustments for:
Depreciation and
amortization	106,059	103,932	99,470	208,530	206,520	197,156
Stock-based
compensation	4,055	4,055	--	8,110	8,110	--
Net change in operating
assets and liabilities	178,809	658,445	97,626	401,618	375,493	(219,342)

	(558,376)	(376,108)	(925,793)	(1,186,718)	(1,516,199)	(2,073,565)

Cash flows from financing
activities:
Proceeds from issuance
of share capital	965,000	600,000	500,000	1,490,000	1,804,033	2,106,000
Share issue costs	(55,500)	(34,509)	(28,756)	(82,768)	(103,524)	(106,269)
Repayment of notes payable	--	--	--	(100,000)	--	(322,436)

	909,500	565,491	471,244	1,307,232	1,700,509	1,677,295

Cash flows from investing
activities:
Additions to property
and equipment,
and patents and
intellectual property	(360,533)	(203,578)	(59,310)	(495,997)	(426,006)	(78,412)

Net decrease in cash	(9,409)	(14,195)	(513,859)	(375,483)	(241,696)	(474,682)

Cash, beginning of period	163,568	378,102	699,806	529,642	605,603	660,629

Cash, end of period	$154,159	$363,907	$185,947	$154,159	$363,907	$185,947

Supplemental disclosure to
statements of cash flows:

(a) Interest paid	$7,706	$10,330	$6,561	$15,497	$20,275	$12,303
(b) Non-cash
transactions:
Acquisition of property
and equipment, patents
and intellectual property
included in accounts
payable and accrued
liabilities	53,123	--	--	164,513	--	--
Cashless exercise
of warrants	--	2,996	--	--	375,717	--

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)

Periods ended June 30, 2005, 2004 and 2003
(in US dollars)

Nymox Pharmaceutical Corporation (the “Corporation”), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey, is a biopharmaceutical corporation which specializes in the research and development of products for the diagnosis and treatment of Alzheimer’s disease. The Corporation is currently marketing AlzheimAlert™, a urinary test that aids physicians in the diagnosis of Alzheimer’s disease. The Corporation also markets NicAlert™ and TobacAlert™, tests that use urine or saliva to detect the use of tobacco products. The Corporation is also developing therapeutics for the treatment of Alzheimer’s disease, new treatments for benign prostate hyperplasia, and new anti-bacterial agents for the treatment of urinary tract and other bacterial infections in humans, including a treatment for E-coli 0157:H7 bacterial contamination in meat and other food and drink products.

Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. Management believes that funds from operations as well as existing financing facilities will be sufficient to meet the Corporation’s requirements for the next year.

The Corporation is listed on the NASDAQ Stock Market.

1.     Basis of presentation:

(a) Interim financial statements:

The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles. The unaudited consolidated balance sheet as at June 30, 2005 and the unaudited consolidated statements of operations, deficit and cash flows for the three and six-month periods ended June 30, 2005, 2004 and 2003 reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of the interim periods presented. The results for any quarter are not necessarily indicative of the results for the full year. The interim consolidated financial statements follow the same accounting policies and methods of application as described in note 2 of the annual consolidated financial statements for the year ended December 31, 2004. The interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Corporation as at and for the year ended December 31, 2004.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2005, 2004 and 2003
(in US dollars)

1.     Basis of presentation (continued):

(b) Changes in accounting policies:

(i)	Stock-based compensation:

Prior to January 1, 2004, the Corporation applied the fair value based method of accounting prescribed by the Canadian Institute of Chartered Accountants (“CICA”) only to stock-based payments to non-employees, employee awards that were direct awards of stock, call for settlement in cash or other assets, and to employee stock appreciation rights; the Corporation applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options is credited to share capital and no compensation cost is recognized.

The CICA has amended Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Corporation retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002 without restatement of prior periods. The cumulative effect of the change in accounting policy of $548,164 has been recorded as an increase in the opening deficit and additional paid-in capital at January 1, 2004.

(ii)	Amortization of patents:

The Corporation has amended its method of amortizing patent costs to be consistent with the treatment followed by the Corporation under United States generally accepted accounting principles (“GAAP”). Certain patents were initially amortized by the Corporation commencing in the year of commercialization of the developed products for Canadian GAAP purposes. The Corporation now amortizes all patents over the legal life of the patents from the date the patent is secured. This change has been applied retroactively and has decreased amounts previously reported for patents and intellectual property on the consolidated balance sheet at December 31, 2003 by $119,714 and increased the accumulated deficit at December 31, 2003 by $119,714. The change did not have a material impact on the statements of operations for the periods presented.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2005, 2004 and 2003
(in US dollars)

2. Share capital:

    (a)        Share capital transactions during the period were as follows:

	Number	Dollars
Balance, December 31, 2004	25,504,062	$36,553,350
Issued for cash pursuant to common
stock private purchase agreement (i)	574,566	1,490,000

Balance, June 30, 2005	26,078,628	$38,043,350

(i)	Common Stock Private Purchase Agreement:

In October 2004, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the “Purchaser”) that establishes the terms and conditions for the purchase of common shares by the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $13 million of common shares over a twenty-four-month period based on notices given by the Corporation.

The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice divided by 97% of the average price of the Corporation’s common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $500,000 and the minimum amount is $150,000. The Corporation may terminate the agreement before the 24-month term if it has issued at least $8 million of common shares under the agreement.

In the three-month period ended June 30, 2005, the Corporation issued 390,280 common shares to the Purchaser for aggregate proceeds of $965,000 under the agreement. In the six-month period ended June 30, 2005, the Corporation issued 574,566 common shares for aggregate proceeds of $1,490,000. At June 30, 2005, the Corporation can require the Purchaser to purchase up to $10,660,000 of common shares over the remaining 15 months of the agreement.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2005, 2004 and 2003
(in US dollars)

2.     Share capital (continued):

(b)	Warrants and options:

Changes in outstanding warrants and options during the period were as follows:

	Warrants	Options
Outstanding warrants and options, December 31, 2004	25,496	1,811,500
Expired	(5,783)	--

Outstanding warrants and options, June 30, 2005	19,713	1,811,500

The carrying amount of 5,783 warrants that expired in the period in the amount of $12,562 was reclassified to additional paid-in capital.

3.	Stock-based compensation:

No options were granted by the Corporation in the periods ended June 30, 2005 and 2004. The Corporation recorded total stock-based compensation of $8,110 (2004 — $8,110) for options granted to employees in 2003, which is included in marketing expenses in the consolidated statement of operations. Stock-based compensation in fiscal 2005 and 2004 relates to the amortization of compensation cost for options granted in 2003 over the vesting periods.

If the fair value-based accounting method had been used to measure and account for stock-based compensation costs relating to exempt options issued to employees in the period ended June 30, 2003, the net loss and related loss per share figures would be as follows:

	Three months ended June 30, 2003	Six months ended June 30, 2003
Reported net loss	$ 1,122,889	$ 2,051,379

Pro forma adjustment to compensation expense	2,627	2,627

Pro forma net loss	$ 1,125,516	$ 2,054,006

Pro forma loss per share (basic and diluted)	$ (0.05)	$ (0.09)

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2005, 2004 and 2003
(in US dollars)

4.     Canadian/US reporting differences:

(a)	Consolidated statements of operations:

The reconciliation of earnings reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

	Three months ended June 30,			Six months ended June 30,
	2005	2004	2003	2005	2004	2003
Net loss, Canadian GAAP	$(847,299)	$(1,142,540)	$(1,122,889)	$(1,804,976)	$(2,106,322)	$(2,051,379)

Adjustments:
Stock-based
compensation -
options granted to
non-employees (i)	(10,285)	(10,285)	(10,285)	(20,570)	(20,570)	(20,570)
Stock-based
compensation -
employees (ii)	4,055	4,055	--	8,110	8,110	--

Net loss, U.S. GAAP	$(853,529)	$(1,148,770)	$(1,133,174)	$(1,817,436)	$(2,118,782)	$(2,071,949)

Loss per share, U.S. GAAP	$(0.03)	$(0.05)	$(0.05)	$(0.07)	$(0.09)	$(0.09)

(b)	Consolidated shareholders’ equity:

The reconciliation of shareholders’ equity reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

	June 30, 2005	December 31, 2004
Shareholders' equity, Canadian GAAP	$822,753	$1,212,387

Adjustments:
Stock-based compensation - options
granted to non-employees (i):
Cumulative compensation
expense	(1,404,573)	(1,384,003)
Additional paid-in capital	1,457,136	1,436,566
Change in reporting currency (iii)	(62,672)	(62,672)

	(10,109)	(10,109)

Shareholders' equity, U.S. GAAP	$812,644	$1,202,278

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2005, 2004 and 2003
(in US dollars)

4.     Canadian/US reporting differences (continued):

(b)	Consolidated shareholders’ equity (continued):

(i)	In accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees prior to January 1, 2002 has been recorded in the accounts based on the fair value of the stock options at the grant date.

(ii)	For US GAAP purposes, the Corporation has elected to follow the intrinsic value method of accounting under APB 25, Accounting for Stock Issued to Employees, in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost is recognized for the difference between the quoted market price of the stock at the grant date and the amount the individual must pay to acquire the stock. For Canadian purposes, the Corporation uses the fair value method of accounting for stock options granted to employees after January 1, 2004.

(iii)	The Corporation adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for prior periods has been translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for periods prior to January 1, 2000 have been translated into US dollars at the ending exchange rate for the respective period and the statement of operations at the average exchange rate for the respective period.

5.     Segment disclosures:

Geographic segment information is as follows:

	Canada	United States
Revenues:
2005	$11,431	$207,567
2004	2,213	139,041
2003	3,170	106,555

Net loss:
2005	(1,579,436)	(225,540)
2004	(1,777,554)	(328,768)
2003	(1,639,182)	(412,197)

Property and equipment, patents and intellectual property:
June 30, 2005	3,090,535	231,222
December 31, 2004	3,066,234	230,713

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2005, 2004 and 2003
(in US dollars)

6.     Commitments and contingency:

(a)	Operating leases:

During the period ended June 30, 2005, the Corporation entered into new operating lease agreements for its Canadian and US premises, both of which will expire on August 31, 2010. Minimum lease payments under these agreements, excluding operating costs, will be approximately $150,000 per annum.

(b)	Contingency:

During the period ended June 30, 2005, the Corporation received notices of assessments relating to its 2001 and 2002 taxation years from the Canadian taxation authorities reducing the Corporation’s claim for research and development tax credits in those taxation years by an aggregate of $174,995, of which $63,966 was previously refunded to the Corporation. The remaining credits of $111,029 were non-refundable but available to reduce future federal income taxes payable over the carryforward period to 2011. The non-refundable credits were not previously recognized for financial statement purposes. The Corporation will file a notice of objection to the assessments with the taxation authorities in the third quarter of 2005 since it believes and it meets the criteria for claiming the tax credits that the taxation authorities erred in their assessments. The Corporation has not recorded a provision for this matter.

7.     Subsequent events:

On July 15, 2005, the Corporation issued 92,437 common shares pursuant to the Common Stock Private Purchase Agreement for a cash consideration of $220,000.

On August 2, 2005, the Corporation issued 98,684 common shares pursuant to the Common Stock Private Purchase Agreement for a cash consideration of $225,000.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)

By: /s/ Paul Averback
Paul Averback
President and Chief Executive Officer

Date: August 15, 2005